SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July 2004

Royal Dutch Petroleum Company

Translation of registrant's name into English

30, Carel van Bylandtlaan, The Hague, The Netherlands

(Address of principal executive offices)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij

Royal Dutch Petroleum Company

Stock Exchange Release

INTERIM DIVIDEND ANNOUNCEMENT

The Supervisory Board and the Board of Management of N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Royal Dutch Petroleum Company) have decided to pay an interim dividend in respect of the financial year 2004 of €0.75 per ordinary share. This represents an increase of 1.4% over the first 2003 interim dividend.

The amount to be paid in dollars to holders of shares of New York Registry will depend upon the dollar/euro exchange rate ruling in Amsterdam on August 3, 2004. The interim dividend will be paid on September 15, 2004, to the holders of record of shares of New York Registry at the close of business on August 3, 2004.

The shares will be traded ex-dividend in New York as of July 30, 2004.

Taxation
The applicable rate of Netherlands withholding tax is 25%.

The Double Taxation Convention between the Netherlands and the United States of America provides for the payment of dividends to qualifying United States residents at a reduced withholding tax rate of 15%. Under the provisions of this Convention the withholding tax rate for qualifying organisations administering or providing pension or other employee benefits may be reduced to 0% provided such organisations have complied with the applicable certification requirements. Certain other tax-exempt organisations, e.g. charities, may reclaim 25% tax withheld provided certain conditions are met.

The Hague, July 29, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Petroleum Company

The Hague, 29 July 2004

President/Managing Director	Company Secretary

(J. van der Veer)	(M.C.M. Brandjes)